EXHIBIT 99.1

HEXO Corp to announce second quarter fiscal 2019 results and conference call

GATINEAU, Quebec, March 07, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) will release its financial results for the second quarter fiscal 2019 ended January 31 before financial markets open on March 14, 2019.

Following the release of its results, HEXO Corp will host a conference call at 8:30 a.m. EDT on March 14, 2019.

Conference Call Details

Date:	March 14, 2019

Time:	8:30 a.m. EDT

Webcast:	https://event.on24.com/wcc/r/1955244/B93D8C7C6D220F830E41924F8B5D945C

Replay Information

A replay of the call will be accessible by telephone until 11:59 a.m. EDT on March 28, 2019.

Toll Free Dial-In Number: 1-888-390-0541

Replay Password: 432690#

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

Investor Relations
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498